UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2007

PEACE ARCH ENTERTAINMENT GROUP INC.
(Translation of Registrant’s name into English)
407-124 Merton Street, Toronto, Ontario M4S 2Z2
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20F or Form 40-F.

Form 20-F

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Form 40-F

☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

☐

No

☑

This Form 6-K shall be incorporated by reference into the Registration Statement on Form S-8 (File No. 333-134552) and any other Registration Statement filed by the Registrant which by its terms automatically incorporates the Registrant's filings and submissions with the SEC under Sections 13(a), 13(c) or 15(d) of the Securities Exchange Act of 1934.

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-_______________

For Immediate Release

contact: Roy Bodner

vice president public relations

Peace Arch Entertainment

310.776.7208 or rbodner@peacearch.com

Peace Arch® Entertainment Ramps Up

International Distribution Team

 TOP INDUSTRY EXECS KEVIN BYLES AND VICTOR RODRIGUEZ JOIN PEACE ARCH

Toronto – April 10, 2007 -- Peace Arch® Entertainment Group Inc. (AMEX:PAE - News) TSX:PAE.TO - News) is very pleased to announce that Kevin Byles has joined the company as President of International Distribution and Victor Rodriguez as Executive Vice President of International Distribution.  Both join the company from Chum International and will be based at the Peace Arch offices in Toronto.

Byles will oversee all of the company’s international sales, marketing and business development activities, reporting directly to Peace Arch Entertainment Group President John Flock. Rodriguez adds strength and depth to the company’s current international distribution team of Executive Vice President Mary Herne and Senior Vice President Suzanne Barron, who will continue to grow the company’s international distribution presence from the Los Angeles office and represent Peace Arch at international markets. Rodriguez and Herne will report to Byles.

“Kevin and Victor provide the kind of leadership, experience and industry relationships that will quickly establish Peace Arch as one of the leading sales and distribution companies in the business”, said Peace Arch Entertainment Group president, John Flock.   “As we begin to exploit the international rights to our newly acquired Castle Hill/Dream library and with our continuing flow of current programs like the record-breaking television series “The Tudors” and award-winning features like the 2007 Sundance Film Festival favorites “Delirious” and “Chapter 27, we expect the addition of Kevin and Victor to our team to both immediately strengthen our existing sales operations and create new opportunities to increase revenues and earnings.”

Byles leaves CHUM International as Vice President and General Manager after six years with the company, where he was responsible for program sales and distribution, channel format franchising and new business development.  Previously, Byles was at Warner Bros. for ten years, leaving as Senior Vice President, International Television Sales for Warner Bros. International Television Distribution in Los Angeles.

Rodriguez joins Peace Arch from CHUM International where he rose to the position of Vice President, Sales and Business Development.  He was responsible for the company’s program sales division, format licensing and station franchising for all of CHUM’s television formats worldwide.  Rodriquez had been with CHUM, and with its Citytv operations, for a total of 24 years.

Byles said, “I am excited to be joining this dynamic company.  Peace Arch is developing projects that are resonating with audiences on a global basis with award-winning programming that is of the caliber of major studios.  This is an exciting opportunity to contribute to Peace Arch becoming one of the leading distributors of content for the international marketplace.”

In addition to its extensive slate of new film and television productions that it licenses to distributors throughout the world, in December 2006 Peace Arch acquired the Castle Hill/Dream library of more than 500 film titles, with considerable rights available for immediate licensing to worldwide distributors.  Among the many classic titles in this library are “Glengarry Glen Ross,” The Marx Brothers’ “A Night In Casablanca,” Bruce Bereford's “Breaker Morant,” John Sayle's “Matewan,” and two Academy Award®-winning films, “Get Out Your Handkerchiefs” and “The Official Story.”

About Peace Arch Entertainment Group Inc.

Peace Arch Entertainment produces and acquires feature films, television and home entertainment content for distribution to worldwide markets. Peace Arch owns one of the largest libraries of top quality independent feature films in the world, featuring more than 500 classic and contemporary titles. Through its subsidiary, Peace Arch Home Entertainment, Peace Arch is also one of the leading distributors of DVDs and related products in Canada.  For additional information, please visit www.peacearch.com.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Peace Arch Entertainment Group Inc.
(Registrant)
Date	April 10, 2007	By	"Mara Di Pasquale"
(Signature)*
Mara Di Pasquale, Chief Financial Officer

*Print the name and title under the signature of the signing officer.

GENERAL INSTRUCTIONS

A.

Rule as to Use of Form 6-K,

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B.

Information and Document required to be Furnished,

Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished, such issuer (I) makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or (ii) files or is required to file with a stock exchange on which its securities are traded and which was made public by that exchange, or (iii) distributes or is required to distribute to its security holders.

The information required to be furnished pursuant to (I), (ii) or (iii) above is that which is material with respect to the issuer and its subsidiaries concerning: changes in business; changes in management or control; acquisitions or dispositions of assets; bankruptcy or receivership; changes in registrant's certifying accountants; the financial condition and results of operations; material legal proceedings; changes in securities or in the security for registered securities; defaults upon senior securities; material increases or decreases in the amount outstanding of securities or indebtedness; the results of the submission of matters to a vote of security holders; transactions with directors, officers or principal security holders; the granting of options or payment of other compensation to directors or officers; and any other information which the registrant deems of material importance to security holders.

This report is required to be furnished promptly after the material contained in the report is made public as described above.  The information and documents furnished in this report shall not be deemed to be "filed" for the purpose of Section 18 of the Act or otherwise subject to the liabilities of that section.

If a report furnished on this form incorporates by reference any information not previously filed with the Commission, such information must be attached as an exhibit and furnished with the form.

C.

Preparation and Filing of Report

This report shall consist of a cover page, the document or report furnished by the issuer, and a signature page.  Eight complete copies of each report on this form shall be deposited with the Commission.  At least one complete copy shall be filed with each United States stock exchange on which any security of the registrant is listed and registered under Section 12(b) of the Act.  At least one of the copies deposited with the Commission and one filed with each such exchange shall be manually signed.  Unsigned copies shall be conformed.

D.

Translations of Papers and Documents into English

Reference is made to Rule 12b-12(d) [17 CFR 240.12b-12(d)].  Information required to be furnished pursuant to General Instruction B in the form of press releases and all communications or materials distributed directly to security holders of each class of securities to which any reporting obligation under Section 13(a) or 15(d) of the Act relates shall be in the English language.  English versions or adequate summaries in the English language of such materials may be furnished in lieu of original English translations.

Notwithstanding General Instruction B, no other documents or reports, including prospectuses or offering circulars relating to entirely foreign offerings, need be furnished unless the issuer otherwise has prepared or caused to be prepared English translations, English versions or summaries in English thereof.  If no such English translations, versions or summary have been prepared, it will be sufficient to provide a brief description in English of any such documents or reports.  In no event are copies of original language documents or reports required to be furnished.